Press Release

Loncor Gold Announces Acquisition by Chengtun Mining for C$261 Million

Toronto, Ontario - October 14, 2025 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO5") and Chengtun Mining Group Co., Ltd. (SSE: ticker 600711), Ltd, through its wholly-owned subsidiary, Chengtun Gold Ontario Inc. (collectively "Chengtun Mining" or the "Purchaser"), are pleased to announce they have entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which Chengtun Mining will acquire all the outstanding common shares of Loncor (each, a "Loncor Share"), in exchange for C$1.38 per Loncor Share (the "Consideration") in an all-cash transaction by way of a plan of arrangement (the "Transaction").  The Consideration represents total equity value of approximately C$261 million on a fully diluted basis.

The Consideration represents a premium of approximately 33% to the 30-day volume weighted average trading price ("VWAP") of the Loncor Shares, and a premium of approximately 16% to the closing price of the Loncor Shares as at October 10, 2025 on the Toronto Stock Exchange (the "TSX").  Further details of the Transaction are outlined below.

As part of the Transaction, Loncor shareholders representing approximately 38% of the issued and outstanding Loncor Shares have signed voting support agreements, pursuant to which they have agreed, among other things, to vote their Loncor Shares in favour of the Transaction.

Arnold Kondrat, Executive Chairman of Loncor, commented: "I am pleased to announce that we have entered into an agreement for the sale of the Company, marking a significant achievement for all stakeholders.  This Transaction crystallizes the inherent value we have built over 15 years and eliminates future dilution while mitigating commodity, political, and execution risks. The sale delivers a strong outcome for shareholders."

Transaction Highlights

  Immediate and significant premium of approximately 33% and 16% to the 30-day VWAP and the closing price of the Loncor Shares, respectively.
  All-cash offer, providing certainty of value and immediate liquidity to Loncor shareholders.
  Highly capable counterparty in Chengtun Mining which is principally engaged in trading and mining of new energy metal business internationally.  Chengtun Mining's products mainly include copper, cobalt, nickel and gold, and has accumulated extensive operational experience in the Democratic Republic of the Congo.
  Crystallizes value while removing future dilution, commodity and execution risk for Loncor shareholders.
  Leverage's Chengtun Mining's strong access to capital and depth of technical and in-country expertise to develop the Imbo project.

Transaction Terms

Pursuant to the terms and conditions of the Arrangement Agreement, signed on October 14, 2025, the holders of the issued and outstanding Loncor Shares will receive the Consideration.  The Transaction will be carried out by way of court-approved plan of arrangement under the Business Corporations Act (Ontario).

The Arrangement Agreement contains customary reciprocal deal-protection provisions including a non-solicitation covenant and a "fiduciary out" that would allow Loncor to accept a superior proposal as defined in the Arrangement Agreement, subject to a right for Chengtun Mining to match any superior proposal.  The Arrangement Agreement also provides for a mutual reciprocal termination fee of C$10 million, payable in certain circumstances.

Pursuant to the Arrangement Agreement, each outstanding Loncor stock option and Loncor common share purchase warrant outstanding at the effective time of the Transaction, will be deemed to be surrendered, assigned and transferred by the holder thereof to Loncor in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price of such stock option or warrant, as applicable.

The Arrangement Agreement also provides that the Purchaser will provide to Loncor refundable advances totalling US$3,000,000 within the 60 day period following the date of the Arrangement Agreement.  These advances are to be used in connection with the Company's ongoing exploration program at the Adumbi deposit and for general corporate purposes.

Further details of the Arrangement Agreement will be included in a management information circular of Loncor that is expected to be mailed to Loncor shareholders in the coming weeks. A copy of the Arrangement Agreement will be made available on Loncor's SEDAR+ profile at www.sedarplus.ca.

Conditions to Completion

The completion of the Transaction is subject to a number of terms and conditions, including without limitation the following: (i) approval of the Loncor shareholders, as described below; (ii) acceptance of the TSX; (iii) approval of the Ontario Superior Court; and (iv) other standard conditions of closing for a transaction of this nature.  There can be no assurance that all of the necessary approvals will be obtained or that all conditions of closing will be satisfied.

The Transaction is subject to the approval at a special meeting of Loncor shareholders (the "Loncor Meeting") by: (a) 66 2/3 percent of the votes cast by Loncor shareholders; and (b) a majority of the votes cast by the Loncor shareholders (excluding the votes cast by persons whose votes may not be included in determining minority approval of a "business combination" in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions).

Transaction Timeline

Subject to certain conditions, including the parties obtaining the requisite regulatory approvals, the Transaction is expected to close not later than Q1 2026.  Following completion of the Transaction, the Loncor Shares are expected to be de-listed from the TSX.  Loncor will also apply to cease to be a reporting issuer under Canadian securities laws and a registrant with the United States Securities and Exchange Commission (the "SEC").

Voting Support Agreements

Each director and officer of Loncor, and Loncor's largest shareholders, Resolute Mining Ltd, and Arnold Kondrat (Executive Chairman of Loncor), who own approximately 18% and 17%, respectively, of the issued and outstanding Loncor Shares, have entered into a voting support agreement with Chengtun Mining pursuant to which they have agreed to vote their respective Loncor Shares in favour of the Transaction at the Loncor Meeting.

Loncor Board of Directors' and Special Committee Recommendations

After consultation with its financial and legal advisors, and following the unanimous recommendation of a special committee of independent directors (the "Special Committee"), the board of directors of Loncor (the "Loncor Board") unanimously determined the Transaction is fair to Loncor shareholders, is in the best interest of Loncor and approved the entering into of the Transaction. The Loncor Board recommends that Loncor shareholders vote in favour of the Transaction.  Stifel Canada provided a fairness opinion to the Special Committee, stating that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualification stated in such opinion, the Consideration to be received by Loncor shareholders under the Transaction is fair, from a financial point of view, to such Loncor shareholders.  The fairness opinion provided by Stifel Canada will be included in the circular mailed to Loncor shareholders.

Advisors and Counsel

Stifel Canada and EB Capital Advisory are acting as financial advisors to Loncor and the Loncor Board.  Dickinson Wright LLP are acting as Loncor's legal counsel.  Baker McKenzie FenXun acted as international counsel to Chengtun Mining and Dentons Canada LLP acted as Canadian counsel to Chengtun Mining.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focused on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt is focused on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

About Chengtun Mining Group Co., Ltd.

Chengtun Mining specializes in developing new energy metal resources. The company's core operations include mining and refining of energy metals and base metals, with strategic focus on copper, cobalt, nickel for new energy batteries. The company has also identified gold and other precious metals as a key strategic business area for future development. Chengtun owns and operates mines in the Democratic Republic of the Congo, most notably the Kalongwe copper-cobalt mine. Chengtun Mining is publicly listed on the Shanghai Stock Exchange under the ticker 600711.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding completion of the terms and conditions of the Transaction, receipt of Loncor shareholder and court approval of the Transaction, the Purchaser advancing funds to the Company, disclosure in the Company's management information circular, the expected closing date of the Transaction, the Company ceasing to be a reporting issuer in Canada and a registrant with the SEC in the United States and the delisting of the Loncor Shares) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks associated with the possibility that the Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder, court and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons, the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Transaction, risks relating to the abilities of the parties to satisfy conditions precedent to the Transaction, a third party superior proposal materializing prior to the completion of the Transaction and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 31, 2025 filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat, Executive Chairman, +1 416 366 7300

John Barker, CEO, +44 7547 159 521

Peter Cowley, President, +44 790454 0856